Maybank

07020201

RECEIVED

2007 JAN -8 A 9:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our file ref. : GSS/M201

Date : 4 January 2007
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	3 January 2007	Transformation of Aseambankers Malaysia Berhad into an investment bank.

Yours faithfully
for **MAYBANK,**

PROCESSED

JAN 1 0 2007

THOMSON FINANCIAL

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

Enc.

MNMG\RE\shida mbbboard\adr.ms

Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 03/01/2007 06:15:24 PM
Reference No MB-070103-61591

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Malayan Banking Berhad (Maybank)
- Transformation of Aseambankers Malaysia Berhad into an investment bank

* **Contents :-**

The Board of Directors of Maybank is pleased to announce that Aseambankers Malaysia Berhad (Aseambankers), a 94.69%-owned subsidiary company of Maybank, had on 30 December 2006 completed its transformation into an investment bank in accordance with the Guidelines on Investment Banks issued on 1 July 2005.

As part of its transformation into an investment bank, Aseambankers had completed the following acquisitions:-

(i) the assets and liabilities of Mayban Discount Sdn Bhd on 11 November 2006;

(ii) 100% equity interest in Mayban Securities (Holdings) Sendirian Berhad on 30 December 2006; and

(iii) the assets and liabilities of Mayban Securities Sendirian Berhad on 30 December 2006.

As such, with effect from 3 January 2007, Aseambankers as a Participating Organisation of Bursa Malaysia Securities Berhad will be able to undertake stockbroking businesses.

This announcement is dated 3 January 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: